BIG DERBY DISTILLING COMPANY
d/b/a COPPERWORKS DISTILLING COMPANY

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT"**) AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
BIG DERBY DISTILLING COMPANY d/b/a COPPERWORKS DISTILLING COMPANY

Ladies and Gentlemen:

     1.   Background. The undersigned understands that Big Derby Distilling Company d/b/a Copperworks Distilling Company, a Washington corporation (the **"Company"**), is conducting an offering (the **"Offering"**) under Section 4(a)(6) of the Securities Act of 1933, as amended (the **"Securities Act"**) and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C filed by the Company with the SEC in February 2020 (the **"Form C"**) and the Offering Statement, which is included therein (the **"Offering Statement"**). The Company is offering to both accredited and non-accredited investors up to $1,069,999.71 of Non-Voting Common Stock (each a **"Share"** and, collectively, the **"Shares"**) at a price of $0.39 per Share (the **"Purchase Price"**). The Shares have the relative rights, preferences, privileges and priorities specified in the Second Amended and Restated Articles of Incorporation of the Company, a copy of which is attached to the Form C (the **"Articles"**). The minimum amount or target amount to be raised in the Offering is $250,000.14 (the **"Target Offering Amount"**) and the maximum amount to be raised in the offering is $1,069,999.71 (the **"Maximum Offering Amount"**). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the **"Portal"**). The Portal is registered with the Securities and Exchange Commission (the **"SEC"**), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2.   Subscription. Subject to the terms of this Subscription Agreement (this **"Agreement"**) and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the **"Offering Deadline"**).

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the **"Closing"**) shall take place through the Portal within five Business Days after the Offering Deadline (the **"Closing Date"**).

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   at the time of the Closing, the Company shall have received executed signature pages, from each of investor purchasing Shares, to that certain First Amended and Restated Shareholder Agreement, a copy of which is attached hereto as Exhibit A (the **"Shareholder Agreement"**), which Shareholder Agreement sets forth certain rights and restrictions related to ownership of the Shares, including, without limitation, restrictions on the sale and transfer of the Shares.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment

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and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the

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Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares; or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(1)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in

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the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is an individual, then the undersigned resides in the state identified in the address of the undersigned set forth on the signature page hereto; if the undersigned is a partnership, corporation, limited liability company or other entity, then the office or offices of the undersigned in which its principal place of business is identified in the address or addresses of the undersigned set forth on the signature page hereto. In the event that the undersigned is not a resident of the United States, the undersigned hereby agrees to make such additional representations and warranties relating to the undersigned's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of the Shares.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the **"IRS"**), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly formed as a corporation under the laws of the State of Washington and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally; or (ii)

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as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles, the Shareholders Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Articles, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Non-Voting Shares; Limited Power of Attorney. The undersigned acknowledges that the Shares being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Shares. The undersigned shareholder, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints the Company, or any other designee of the Company, as its true and lawful attorney-in-fact in the undersigned's name, place and stead, with full power of substitution, to: (a) take such actions as are permitted in this Agreement, the Articles, the Shareholder Agreement, or otherwise with respect to the Shares, including, without limitation, executing on behalf of the undersigned all documents related to or in furtherance of any of the actions contemplated thereunder; and (b) carry out the intent of this Agreement. The undersigned hereby acknowledges that the limited power-of-attorney is coupled with an interest and is irrevocable.

9.   SPV Reorganization. The undersigned hereby agrees to take any and all actions determined by the Company's Board of Directors in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

10.   Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the undersigned for the greater of (a) the Purchase Price; and (b) the fair market value of the Shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Shares the undersigned would have received had

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the Repurchase not occurred (where such value is determined by multiplying the number of Shares by the Financing Price (as defined below) and is referred to as the **"Aggregate Value"**), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this Section 10, the following terms shall have the meanings set forth below:

"Change of Control" means (a) a transaction or series of related transactions in which any, person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company; (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (a) a voluntary termination of operations; (b) a general assignment for the benefit of the Company's creditors; or (c) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares at a fixed pre-money valuation.

"Financing Price" means the price per share or conversion price of a class of share issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

11.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

12.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the **"Managing Underwriter"**) in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the

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Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

13.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address set forth on the signature page hereto or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Washington without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

15.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

17.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

18.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[End of Page]

130966.0001/7722010.3

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: __[SHARES]__

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Big Derby Distilling Company, DBA Copperworks Distilling Co.

Founder Signature
_____

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____

By: _____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

First Amended and Restated Shareholder Agreement

(see attached)

BIG DERBY DISTILLING COMPANY
FIRST AMENDED AND RESTATED
SHAREHOLDER AGREEMENT

This First Amended and Restated Shareholder Agreement (this "**Agreement**") is made as of this 31st day of January, 2020 (the "**Effective Date**"), by and among the holders of Voting Common Stock (as defined below) (the "**Voting Common Shareholders**"), the holders of Non-Voting Common Stock (as defined below) (the "**Non-Voting Common Shareholders**" and collectively with the Voting Common Shareholders, the "**Shareholders**"), and Big Derby Distilling Company, a Washington corporation (the "**Corporation**"). The Shareholders as of the Effective Date are listed on Schedule A attached hereto, which shall be updated by the Corporation's Board of Directors upon admission of new Shareholders or the transfer of shares of Common Stock (as defined below) on the terms hereof.

RECITALS

A.   The Corporation and the Voting Common Shareholders were party to that certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "**Voting Common Stock**") owned by such Voting Common Shareholders (the "**Original Shareholders Agreement**").

B.   On or about the Effective Date, the Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "**Non-Voting Common Stock**") pursuant to certain Subscription Agreements by and between the Corporation and the Non-Voting Common Shareholders (the "**Purchase Agreements**").

C.   As a condition of the Corporation's execution of the Purchase Agreements, the Corporation and the Voting Common Shareholders have agreed to amend and restate the Original Shareholders Agreement on the terms set forth in this Agreement and to add the Non-Voting Common Shareholders as parties hereto.

The Shareholders and the Corporation desire to set forth in this Agreement their agreements and understandings regarding the ownership of the shares of Voting Common Stock and Non-Voting Common Stock (collectively, the "**Common Stock**") as described herein.

AGREEMENT

In consideration of the mutual covenants and promises herein contained, the parties agree as follows:

1.   Rights to Future Stock Issuances.

1.1   Right of First Offer.   Subject to the terms and conditions of this Subsection 1.1 and applicable securities laws, if the Corporation proposes to offer or sell any New Securities (as defined herein) to any Voting Common Shareholder or the immediate family members of such Voting Common Shareholder (the "**Offered Shareholder**"), the Corporation shall concurrently offer New Securities to each other Voting Common Shareholder. A Voting

Common Shareholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), of such Voting Common Shareholder ("**Shareholder Beneficial Owners**"); provided that each such affiliate or Shareholder Beneficial Owner agrees to enter into this Agreement as a "**Shareholder**".

(a)   For the purpose of this Section 1, "**New Securities**" means, collectively, equity securities of the Corporation, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

(b)   The Corporation shall give notice (the "**Offer Notice**") to each Voting Common Shareholder, stating (i) its bona fide intention to offer such New Securities to the Offered Shareholder, (ii) the number of such New Securities to be offered, and (iii) the price (which must be priced at or above fair market value as determined by a professional appraiser) and terms, if any, upon which it proposes to offer such New Securities to the Offered Shareholder.

(c)   By notification to the Corporation within twenty (20) days after the Offer Notice is given (the "**Offer Period**"), each Voting Common Shareholder may elect to purchase, at the price (which must be priced at or above fair market value as determined by a professional appraiser) and on the terms specified in the Offer Notice, up to that number of New Securities necessary for such Voting Common Shareholder to maintain beneficial ownership after the sale of New Securities to the Offered Shareholder of the same proportion that the Voting Common Stock then held by such Voting Common Shareholder bears to the total Voting Common Stock of the Corporation then outstanding. The closing of any sale pursuant to this Subsection 1.1(c) and Subsection 1.1 shall occur within ten (10) days following the expiration of the Offer Period.

(d)   The right of first offer in this Subsection 1.1 shall not be applicable to (i) Exempted Securities (as defined below), and (ii) shares of common stock issued in a Qualified IPO (as defined below).

(i)   For the purpose of this Subsection 1.1(d), "**Exempted Securities**" means any shares of Common Stock issued in connection with:

A.   a stock dividend, stock split or any similar recapitalization;

B.   the exercise of options or shares of Common Stock actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance is pursuant to the terms of such option or convertible security;

C. the issuance of shares of Common Stock (and/or options or warrants therefor) in connection with mergers, bona fide acquisitions or similar transactions by the Corporation of other entities or substantially all of their assets, in each case as approved by the Corporation's Board of Directors; or

D. a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option or similar equity incentive plans or other compensation agreement.

2. Restrictions on Transfer; Permitted Transfers; Right of First Refusal.

(a) Restrictions on Transfer. Except as permitted by Section 2(b) hereof, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "**Transfer**"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 hereof. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "**Securities Act**"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act.

(b) Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of this Agreement, subject to the limitations set forth in Section 2(a) of this Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 hereof, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

(c) Right of First Refusal. Except for a Transfer pursuant to Section 2(b) hereof, any Transfer (except for a Transfer subject to a Sale Notice (as defined in Section 3(b) below)) proposed by a Voting Common Shareholder shall comply with the provisions set forth in this Section 2(c) and Section 4:

(i) *Transfer Notice*. If a Voting Common Shareholder (the "**Selling Shareholder**") proposes a Transfer of shares of Voting Common Stock, then the Selling Shareholder shall give the Corporation and the other Voting Common Shareholders (the "**Non-Selling Shareholders**") written notice of its intent to make the Transfer (the "**Transfer Notice**"), which Transfer Notice shall include (A) a description of the shares of Voting Common Stock to be transferred ("**Offered Shares**"); (B) the identity of the prospective transferee(s); and (C) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall also include a copy of any written proposal, term sheet, or other agreement relating to the proposed Transfer.

(ii) *Corporation's Option.* The Corporation shall have an option for a period of twenty (20) days from receipt of the Transfer Notice (the "**Corporation's Notice Period**") to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Corporation may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Corporation's Notice Period as to the number of the Offered Shares it wishes to purchase.

(iii) *Shareholders' Option.* In the event that the Corporation has not exercised its right to purchase all of the Offered Shares, the Non-Selling Shareholders will each have an option for a period of twenty (20) days after the expiration of the Corporation's Notice Period (the "**Shareholder Notice Period**") to elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by the Non-Selling Shareholders) of the remaining Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Non-Selling Shareholders may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Shareholder Notice Period as to the number of the Offered Shares which they wish to purchase. A Non-Selling Shareholder's failure to timely deliver notice of exercise pursuant to this Section 2(c)(iii) shall be deemed a waiver of such Non-Selling Shareholder's right to purchase hereunder. Each Non-Selling Shareholder who elected to purchase their full pro rata portion may thereafter elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by each Non-Selling Shareholder) of the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) and (iii) hereof.

(iv) *Purchase Price.* The purchase price for the Offered Shares shall be paid to the Selling Shareholder at such time as the parties agree, or if they cannot agree, within ninety (90) days following the receipt of the Transfer Notice.

(v) *Non-Exercise of Rights.* If the Corporation and the Non-Selling Shareholders have not exercised their rights to purchase all of the Offered Shares within the time periods specified in this Section 2, the Selling Shareholder shall, subject to the rights set forth in Section 4 hereof, have a period of thirty (30) days from the expiration Shareholder Notice Period (or, if later, thirty (30) days from delivery of the last Tag-Along Election Notice (as defined below)) in which to sell the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) or (iii) hereof, upon terms and conditions no more favorable than those specified in the Transfer Notice to the transferee(s) identified in the Transfer Notice. In the event the Selling Shareholder does not consummate the sale or disposition of the Offered Shares within such applicable period, the first refusal rights of this Section 2 shall continue to be applicable to any subsequent disposition of the Offered Shares by the Selling Shareholder in accordance with the terms of this Agreement.

(d) <u>Transfers in Violation of Agreement.</u> A Transfer of the shares of Common Stock not made in conformance with this Agreement shall be null and void, and shall not be recorded on the books and records of the Corporation.

3.   Drag-Along.

(a)   Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "**Majority Shareholders**") desire to sell shares of Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "**Sale**"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "**Minority Shareholders**") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non-competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(b)   Sale Notice. The Majority Shareholders shall give notice of their intention to exercise the drag-along rights granted hereunder(a "**Sale Notice**") to all Minority Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Sale Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock. The Corporation and each Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

4.   Tag-Along. In the event of a Sale which does not include a Sale Notice exercising the drag-along rights set forth in Section 3 above, then each Minority Shareholder owning shares of Voting Common Stock (a "**Tag-along Shareholder**") shall have a right to sell

a proportionate number of such Tag-along Shareholder's shares of Common Stock of the class of share proposed to be included in the Sale to the proposed transferee under terms and conditions that are not materially less favorable than those offered to the Majority Shareholders as part of such transferee's acquisition of the shares of Common Stock ("**Tag-along Right**").

(a) <u>Tag-Along Notice</u>. The Majority Shareholders shall give notice of their intention to carry out the Sale (a "**Tag-along Notice**") to all Tag-along Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Tag-along Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock.

(b) <u>Election of Tag-along Right</u>. Each Tag-along Shareholder shall have a period of ten (10) days from delivery of the Tag-along Notice to deliver a written notice (an "**Tag-along Election Notice**") of such Tag-along Shareholder's election to sell all or any portion of the shares of Common Stock owned by such Tag-along Shareholder, up to a number of whole shares equal to the product obtained by multiplying (x) the total shares of Common Stock proposed to be transferred in the Sale by (y) a fraction, the numerator of which is the number of shares of Common Stock of the class proposed to be transferred in the Sale owned by such Tag-along Shareholder immediately prior to the time of the Sale, and the denominator of which is the aggregate total number of shares of Common Stock of the class proposed to be transferred in the Sale owned by the Majority Shareholders and all Tag-along Shareholders exercising a Tag-along Right (the "**Co-Selling Shareholders**") immediately prior to the time of the Sale (the "**Co-Sale Shares**"), rounded down to the next lowest whole number. Such election shall be irrevocable and each Majority Shareholder and each Co-Selling Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

(c) <u>Tag-along Procedure</u>. If a proposed transferee of the Offered Shares refuses to conclude a transfer of Co-Sale Shares validly attempted under this Agreement, the Majority Shareholders may nonetheless conclude the Sale, and shall, immediately upon receipt of the consideration due for such shares of Common Stock, transfer and assign to the Co-Selling Shareholder(s) the respective amount of consideration that each would have received upon conclusion of the exercise of such Shareholder's Tag-along Right. In exchange therefor, each Co-Selling Shareholder shall transfer and assign to the Majority Shareholders the Co-Sale Shares that such Co-Selling Shareholder would have sold to the proposed transferee pursuant to such Co-Selling Shareholders Tag-along Election Notice. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with the transfer and assignment of Co-Sale Shares pursuant to this <u>Section 4(c)</u>, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(d)   Transfer to Corporation Excluded. For clarification, no Shareholder may exercise a Tag-along Right with respect to any redemption of shares of Common Stock by the Corporation.

5.   Legend. In addition to any other legends required pursuant to the Corporation's Articles of Incorporation or Bylaws or otherwise, all certificates for outstanding stock of the Corporation shall bear a legend thereon, in form and substance as follows:

> "This certificate and the shares of stock and all rights thereby represented are subject to the terms, provisions, and conditions of a Shareholder Agreement dated January 31, 2020, and may not be sold or transferred except in accordance with the terms and provisions of such Agreement, a copy of which is on file at the office of the Corporation."

6.   Transferees. In the event of the issuance of any shares of Common Stock subsequent to the date of this Agreement, or the transfer in any manner of shares of Common Stock by a Shareholder to any permitted transferee, the Corporation and each such Shareholder agree he, she or it shall obtain, as a condition to and upon issuance or transfer, the written consent and undertaking of the new Shareholder or the transferee to become a party to and be bound by the terms of this Agreement and to the placing of the legend required by Section 5 hereof upon the certificate representing such shares of Common Stock, and the consent of the spouse of the new Shareholder or transferee, if married, pursuant to the consent of spouse attached hereto as Exhibit A. No transfer of shares of Common Stock may occur absent such written consent and undertaking of the new Shareholder or transferee and any spouse of such new Shareholder or transferee.

7.   Termination Events. This Agreement shall terminate upon the earliest to occur of any one of the following events:

(a)   The liquidation, dissolution or indefinite cessation of the business operations of the Corporation;

(b)   The execution by the Corporation of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Corporation;

(c)   A firm commitment underwritten public offering by the Corporation of shares of its Common Stock pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (a "**Qualified IPO**");

(d)   The sale, conveyance or disposal of all or substantially all of the Corporation's property or business or the Corporation's merger with or into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) in which the

Corporation is not the survivor, *provided* that this Subsection 7(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation;

(e)   The written agreement of the holders of all of the outstanding shares of Voting Common Stock; or

(f)   With respect to any one Shareholder, upon the disposition by such Shareholder of all the shares of Common Stock that he, she or it then owns, in accordance with the terms and provisions of this Agreement.

8.   Miscellaneous.

(a)   Waiver. The application of any of the provisions of this Agreement may be waived by the written agreement of the holders of not less than a majority of the shares of Voting Common Stock; *provided*, that such waiver shall be effective only for the limited purpose set forth in such written agreement; and *provided further* that no waiver of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such waiver would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders.

(b)   Copy of Agreement. A copy of this Agreement shall at all times be kept in the principal office of the Corporation.

(c)   Notice. Any notice required or permitted hereunder shall be given in writing either by personal delivery, mail or facsimile transmission. The date upon which any such notice is so personally delivered, or, if such notice is given by mail or facsimile transmission, the date upon which it is received by the addressee shall be deemed to be the effective date of such notice. Notices shall be sent to Shareholders using the addresses or fax numbers appearing below each party's name on the signature page of the Agreement. Notices mailed or delivered to the Corporation shall be sent using the address of the Corporation's principal office. Any party to this Agreement may from time to time change that party's notice address or fax number by written notice sent to all parties in accordance with this Subsection 8(c).

(d)   Specific Performance. The shares of Common Stock of the Corporation cannot be readily purchased or sold in the open market, and for that reason, among others, the Shareholders and the Corporation will be irreparably damaged in the event that this Agreement is not specifically enforced. If a Shareholder so required under this Agreement fails to give a notice, make an offer, sell shares, or obtain written consent, or if a Shareholder fails to accurately disclose the terms and conditions of any bona fide offer or the identity of the offeror pursuant to Sections 2, 3 or 4 hereof, then, in any such event, the Corporation may institute and maintain a proceeding to compel the specific performance of this Agreement, without necessity of posting bond. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity which the Shareholder or the Corporation may have.

(e)   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs, and legatees of the parties hereto.

(f)   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g)   Modifications. This Agreement contains the entire agreement between the parties hereto relating to the subject matter hereof. Except as otherwise provided herein, this Agreement may be altered, amended or terminated only by a writing executed by the holders of not less than a majority of the shares of Voting Common Stock; *provided,* that no alteration or amendment of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such alternation or amendment would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders. Neither the Corporation nor any Shareholder shall have any vested rights in this Agreement that may not be modified through an amendment to this Agreement.

(h)   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i)   Further Acts. Each party agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

(j)   Dispute Resolution.

(i)   Mediation. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, shall first be submitted to mediation, which shall focuses on the needs of everyone concerned and seek to solve problems cooperatively, with an emphasis on dialogue and accommodation. The goal of the mediation shall be to preserve and enhance relationships by developing a mutually acceptable agreement that will fulfill the needs of everyone concerned. A Shareholder desiring mediation may begin the process by giving the other Shareholders a written request to mediate, which shall describe the issues involved and invite the other Shareholders to join with the Shareholder giving the request to name a mutually agreeable mediator and a time frame for the mediation. The Shareholders and the mediator may adopt any procedural format that is appropriate for the particular dispute. The contents of all discussions during the mediation shall be confidential and nondiscoverable in any subsequent arbitration or litigation. If the Shareholders can agree upon a mutually acceptable agreement, such agreement shall be reduced to writing and signed by all Shareholders, and the dispute shall be deemed to have ended. If the result of the mediation is a recognition that the dispute cannot be successfully mediated, or if any

Shareholder refuses to mediate or to name a mutually acceptable mediator and time frame for mediation within a period of time that is reasonable considering the urgency of the disputed matter, then any Shareholder who desires dispute resolution shall seek arbitration.

(ii) <u>Arbitration</u>. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, which have not been settled by mediation shall be resolved by binding arbitration in Seattle, Washington, in accordance with the arbitration rules of the American Arbitration Association that are in effect at the time the arbitration is initiated, and judgment upon the award rendered pursuant to such arbitration may be entered in any court having jurisdiction thereof. In the event of any such arbitration, the prevailing party shall be entitled to recover reasonable costs and attorney fees as fixed by the arbitrator. Nothing herein, however, shall prevent a Shareholder or the Corporation from resorting to a court of competent jurisdiction in instances where injunctive relief may be appropriate or for the purposes of enforcing the provisions of <u>Sections 1</u> and <u>2</u> of this Agreement.

(k) <u>Applicable Law/Venue</u>. This Agreement and its validity, construction, and performance shall be governed by the laws of the State of Washington, without giving effect to its choice of law principles. The exclusive venue for any action brought under this Agreement shall be in the courts of the State of Washington, located in King County, and the parties to this Agreement consent to the exclusive jurisdiction of such courts.

(l) <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(m) <u>Construction</u>. The parties have participated jointly in the negotiation and drafting of this Agreement. The an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include" and "including" shall mean "include" or "including" "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

(n) <u>Spousal Interest in Shares of Common Stock</u>. To the extent that any shares of Common Stock of a Shareholder constitute the community property of the Shareholder and his or her spouse, the Shareholder shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement, by executing a spousal consent in the form attached hereto as <u>Exhibit A</u>. If a Shareholder marries or remarries subsequent to the Effective Date of this Agreement, the Shareholder shall obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage.

[signature page follows]

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

BIG DERBY DISTILLING COMPANY
a Washington corporation

Founder Signature

By:_____
Name: Jason D. Parker
Its: President

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

SHAREHOLDERS:

If an entity:

_____
(print entity name)

By: *Investor Signature*
_____

Print Name: _____

Title: [INVESTOR TITLE]
_____

Address for Notice:

_____

_____

If an individual:

By: *Investor Signature*
_____

Print Name: [INVESTOR NAME]
_____

Address for Notice:

_____

_____

SCHEDULE A

VOTING COMMON SHAREHOLDERS
(as of January 31, 2020)

SHAREHOLDER/ADDRESS	SHARES OF VOTING COMMON STOCK	PERCENTAGE OF VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
Jason D. Parker 4113 54th Ave SW Seattle, WA 98116	2,000,000	9.94%	9.94%
Big Derby Distilling Company 401(k) Plan F/B/O Jason Parker PO Box 16468 Seattle, WA 98116	6,474,547	32.17%	32.17%
Michah L. Nutt 946 20th Ave E Seattle, WA 98112	8,474,547	42.10%	42.10%
Kathleen Humphrey 4113 54th Ave SW Seattle, WA 98116	160,000	0.79%	0.79%
Jeffrey Kanof 708 N I Street Tacoma, WA 98403	3,019,245	15.00%	15.00%
TOTAL	**20,128,339**	**100.00%**	**100.00%**

NON-VOTING COMMON SHAREHOLDERS
(as of January 31, 2019)

SHAREHOLDER/ADDRESS	SHARES OF NON-VOTING COMMON STOCK	PERCENTAGE OF NON-VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
TOTAL			

EXHIBIT A

BIG DERBY DISTILLING COMPANY

SHAREHOLDER AGREEMENT

CONSENT OF SPOUSE

I, _____, spouse of _____, have read and approve the foregoing First Amended and Restated Shareholder Agreement of Big Derby Distilling Company (the "**Agreement**"). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney-in-fact with respect to the amendment of or the exercise of any rights under the Agreement and agree to be bound by the provisions of the Agreement insofar as I may have any rights in the Agreement or any shares of Common Stock issued pursuant thereto under the community property laws of the state of Washington or similar laws relating to marital property in effect in the state of our residence as of the date of the Agreement. I have been informed of my right to obtain independent legal counsel concerning this Agreement and the rights and obligations provided for in this Agreement, and by execution of this Agreement, acknowledge having either obtained such independent counsel or having waived the same.

_____
(Signature)

_____
(Printed Name)